NO ACT

P.E.
01/16/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14008621

Received SEC

JAN 20 2015

Washington, DC 20549

January 20, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-20-15

Mary Ann Todd
Munger, Tolles & Olson LLP
maryann.todd@mto.com

Re: Berkshire Hathaway Inc.

Dear Ms. Todd:

This is in regard to your letter dated January 16, 2015 concerning the shareholder proposal submitted by Investor Voice, on behalf of Sarah Cleveland and Marian St. Onge; As You Sow, on behalf of the Edwards Mother Earth Foundation; the Wartburg College Corporation Education Fund; Zevin Asset Management, LLC, on behalf of the Frank H. Joyce Trust and AJF Financial Services, Inc., on behalf of James Harrison Lurie, Deirdre Peterson Lurie, Stephen Katz and Daniel Blumberg for inclusion in Berkshire's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Berkshire therefore withdraws its December 29, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA 90071-1560
TELEPHONE (213) 683-9100
FACSIMILE (213) 687-3702

560 MISSION STREET
SAN FRANCISCO, CALIFORNIA 94105-2907
TELEPHONE (415) 512-4000
FACSIMILE (415) 512-4077

January 16, 2015

WRITER'S DIRECT LINE
(213) 683-9520
(213) 683-4020 FAX
MaryAnn.Todd@mto.com

VIA EMAIL *(shareholderproposals@sec.gov)*

US Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Berkshire Hathaway Inc.
Withdrawal of No-Action Request Regarding Shareholder Proposal
<u>Securities Exchange Act of 1934; Section 14(a); Rule 14a-8</u>

Ladies and Gentlemen:

On behalf of Berkshire Hathaway Inc. ("Berkshire"), and in accordance with Staff Legal Bulletin 14, we are submitting this letter to notify the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that Berkshire hereby withdraws the no-action request submitted by Berkshire to the Staff on December 29, 2014 (the "No-Action Request").

The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if Berkshire, in reliance on Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), excluded from its proxy materials for Berkshire's 2015 Annual Meeting a shareholder proposal and supporting statements (the "Proposal") submitted by Investor Voice, SPC on behalf of Marian St. Onge and Sarah Cleveland on November 18, 2014 and identical proposals submitted by (i) As You Sow, on behalf of The Edwards Mother Earth Foundation, (ii) Wartburg College Corporation Education Fund, (iii) Zevin Asset Management, LLC, on behalf of the Frank H. Joyce Trust, and (iv) AJF Financial

Services, Inc., on behalf of James Harison Lurie, James Lurie and Deirdre Peterson Lurie, Stephen Katz, and Daniel Blumberg as co-filers to the Proposal.

The No-Action Request set forth the basis for Berkshire's view that the Proposal was excludable pursuant to Rule 14a-8(i)(12)(iii).

On behalf of Berkshire, we hereby notify the Staff that Berkshire is withdrawing the No-Action Request because Investor Voice, SPC has withdrawn the Proposal on behalf of all proponents. A copy of the correspondence from Investor Voice, SPC to the Staff indicating the withdrawal of the proposal is attached hereto as Exhibit A. A copy of the correspondence from Investor Voice, SPC to Berkshire representing that it is authorized to withdraw the proposal on behalf of each proponent identified in Berkshire's no-action request is attached hereto as Exhibit B.

If you have any questions regarding this matter or require additional information, please contact me at (213) 683-9520.

Sincerely,

Mary Ann Todd

cc: Bruce T. Herbert
Investor Voice, SPC
on behalf of Marian St. Onge and Sarah Cleveland
10033 12th Ave NW
Seattle, WA 98177

Andrew Behar
As You Sow
on behalf of The Edwards Mother Earth Foundation
2611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Scott Fullwiler
on behalf of Wartburg College Corporation Education Fund
222 Ninth Street N.W.
Waverly, Iowa 50677

Sonia Kowal
Zevin Asset Management, LLC
on behalf of the Frank H. Joyce Trust
11 Beacon Street, Suite 1125
Boston, MA 02108

AJF Financial Services, Inc.
on behalf of James Harison Lurie, James Lurie and Deirdre Peterson Lurie, Stephen Katz, and Daniel Blumberg
708 Third Avenue
Suite 2011
New York, NY 10017

Marc Hamburg
Berkshire Hathaway Inc.

EXHIBIT A

From: Investor Voice Team [mailto:team@investorvoice.net]
Sent: Friday, January 09, 2015 5:26 PM
To: ShareholderProposals@sec.gov
Cc: Todd, Mary Ann; Marc Hamburg - BRK; Investor Voice Team
Subject: BRK. Withdrawal of Shareholder Proposal at Berkshire Hathaway.
Importance: High

Via Electronic Transmission to: ShareholderProposals@sec.gov

January 9, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Withdrawal of Shareholder Proposal at Berkshire Hathaway, Inc.

Ladies and Gentlemen:

As a result of a meeting of the minds, and in reference to a letter dated December 29, 2014 from Mary Ann Todd of Munger, Tolles & Olson LLP, I write to formally withdraw a shareholder Proposal dated November 18, 2014 which Investor Voice submitted on behalf of:

- Sarah Cleveland
- Marian St. Onge

I would also like to withdraw on behalf of the following co-filers of the same Proposal:

- As You Sow, on behalf of The Edwards Mother Earth Foundation
- AJF Financial Services, Inc., on behalf of James Harison Lurie, James Lurie and Deirdre Peterson Lurie, Stephen Katz, and Daniel Blumberg
- Wartburg College Corporation Education Fund
- Zevin Asset Management, LLC, on behalf of the Frank H. Joyce Trust

---

Thank you. Please let me know should there be any questions.

Sincerely, . . . Bruce Herbert

cc: Mary Ann Todd – Munger, Tolles & Olson LLP
Marc Hamburg – Berkshire Hathaway, Inc.
Amelia Timbers – As You Sow Foundation
Andrew Friedman – AJF Financial
Christopher Chiou – AJF Financial
Scott Fullwiler – Wartburg College Corporation Education Fund

Sonia Kowal – Zevin Asset Management
Karoline Barwinski – Zevin Asset Management

Bruce Herbert | Chief Executive | AIF : Accredited Investment Fiduciary
Investor Voice, SPC | 10033 - 12th Ave NW | Seattle, WA 98177
www.InvestorVoice.net | team@InvestorVoice.net | (206) 522-3055
a leading Social Purpose Corporation (SPC)

EXHIBIT B

From: Investor Voice Team [mailto:team@investorvoice.net]
Sent: Friday, January 09, 2015 7:24 PM
To: Todd, Mary Ann
Cc: Investor Voice Team
Subject: Re: BRK. Withdrawal of Shareholder Proposal at Berkshire Hathaway.
Importance: High

Seattle Friday 1/9/2015

Dear Mary Ann,

It was a pleasure to speak this afternoon.

Withdrawal at the SEC

In follow-up you were cc'ed to our letter to the Office of Chief Counsel which withdrew the shareholder proposal on greenhouse gas emissions on behalf of the lead filer and all co-filers.

Co-Filing Letters

Reviewing the filing documents of each co-filer (which were included in your Exhibits dated 12/29/2014, and re-attached here in annotated form) we note the following recitations at the page numbers referenced, from the original 12/29/2014 document:

- **As You Sow Foundation**: page 8 – "The lead filer of the resolution is Investor Voice."
- **Wartburg College**: page 11 – "...the Proponent is co-filing in conjunction with Investor Voice" *and* "For purposes of this Proposal, please direct all correspondence to Investor Voice"
- **Zevin Asset Management**: page 14 – "Zevin Asset Management, LLC is co-filing this resolution in conjunction with the proposal submitted by Investor Voice. Please direct all correspondence to Investor Voice."
- **AJF Financial Services**: page 16 – "AJF Financial Services, Inc. is a co-filer for this proposal submitted by Investor Voice. Please direct all correspondence to: Investor Voice, SPC"

The language that Investor Voice is the "lead filer", or that a respective proponent is a "co-filer" or is "co-filing", along with the request to direct all correspondence to Investor Voice... these are the usual ways in which a filing group such as this indicates that the co-filers each give deference to the primary filer.

Authorization E-mails

In addition, attached as a separate PDF are copies of e-mails from three of the four co-filers granting explicit permission to withdraw on their behalf or indicating their understanding that a withdrawal has taken place on their behalf. We have not received and e-mail from the fourth, but can offer assurance that AJS has no intention of challenging the withdrawal.

In closing

Mary Ann, I hope these references and documents save your time and energy.

As you know, many companies engage in meaningful dialogue following a withdrawal or even without the initial submission of a shareholder proposal.

Given the relevance of the topic, I'd like to ask if it would be possible to schedule, ex-proposal, a call or meeting with the appropriate parties at Berkshire or its companies to discuss the matter?

I hope you shake that cough before long.

Happy New Year, . . . Bruce

Bruce T. Herbert, AIF | Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC | 10033 - 12th Ave NW | Seattle, WA 98177
www.InvestorVoice.net | team@investorvoice.net | (206) 522-3055
a leading Social Purpose Corporation (SPC)

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA 90071-1560
TELEPHONE (213) 683-9100
FACSIMILE (213) 687-3702

560 MISSION STREET
SAN FRANCISCO, CALIFORNIA 94105-2907
TELEPHONE (415) 512-4000
FACSIMILE (415) 512-4077

December 29, 2014

WRITER'S DIRECT LINE
(213) 683-9520
(213) 683-4020 FAX
MaryAnn.Todd@mto.com

VIA EMAIL ***(shareholderproposals@sec.gov)***

US Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Berkshire Hathaway Inc.
Statement of Reasons for Omission of Shareholder Proposal
Securities Exchange Act of 1934; Section 14(a); Rule 14a-8

Ladies and Gentlemen:

On behalf of Berkshire Hathaway Inc. ("Berkshire"), and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), we are submitting this letter to respectfully request the concurrence of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if Berkshire excludes the shareholder proposal described below from its proxy materials for the 2015 annual meeting of stockholders (the "2015 Proxy Materials").

Berkshire received a shareholder proposal submitted by Investor Voice, SPC on behalf of Marian St. Onge (the "Proponent") on November 18, 2014 (the "St. Onge Proposal"). The Company also received an identical proposal submitted by Investor Voice, SPC on behalf of Sarah Cleveland on November 18, 2014 (the "Cleveland Proposal," and together with the St. Onge Proposal, the "Proposal"). Berkshire also received letters from (i) As You Sow, on behalf of The Edwards Mother Earth Foundation, (ii) Wartburg College Corporation Education Fund, (iii)

Zevin Asset Management, LLC, on behalf of the Frank H. Joyce Trust, and (iv) AJF Financial Services, Inc., on behalf of James Harison Lurie, James Lurie and Deirdre Peterson Lurie, Stephen Katz, and Daniel Blumberg (together with Sarah Cleveland, the "Other Proponents") as co-filers to the Proposal.

This letter contains the reasons supporting Berkshire's belief that it may properly exclude the Proposal. We have been advised by Berkshire as to certain factual matters set forth in this letter.

PROPOSAL

The Proposal states:

> "RESOLVED: That Berkshire Hathaway, Inc. ("Berkshire") establish reasonable, quantitative goals for reduction of greenhouse gas emissions at its energy-generating holdings; and publish a report to shareholders by January 31, 2016 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including possible plans to retrofit or retire existing coal-burning plants at Berkshire-held companies."

A copy of the Proposal, with the accompanying Supporting Statement and related correspondence from Investor Voice, SPC and the representatives of the Other Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION OF THE PROPOSAL

Berkshire intends to exclude the Proposal from its 2015 Proxy Materials because the Proposal deals with substantially the same subject matter as a proposal (the "2014 Proposal") appearing in the proxy materials for Berkshire's Annual Shareholders Meeting held on May 3, 2014 (the "2014 Annual Meeting"), and a proposal (the "2013 Proposal") appearing in the proxy materials for Berkshire's Annual Shareholders Meeting held on May 4, 2013, and a proposal (the "2011 Proposal") appearing in the proxy materials for Berkshire's Annual Shareholders Meeting held on April 30, 2011. At the 2014 Annual Meeting, votes cast in favor of the 2014 Proposal were less than 10% of the total votes for or against that proposal. As a result, Berkshire may exclude the Proposal in reliance on Rule 14a-8(i)(12)(iii).

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As Three Prior Proposals That Have Been Included In The Company's Proxy Materials Within The Preceding Five Calendar Years And The 2014 Proposal Received Less Than 10% Of The Vote

Clause (iii) of Rule 14a-8(i)(12) provides:

> "If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously

> included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
>
> . . .
>
> (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years[.]"

The Proposal deals with substantially the same subject matter as (1) the 2014 Proposal, a copy of which is attached hereto as Exhibit B, (2) the 2013 Proposal, a copy of which is attached hereto as Exhibit C, and (3) the 2011 Proposal, a copy of which is attached hereto as Exhibit D. The 2014 Proposal states:

> "RESOLVED: That Berkshire Hathaway Inc. ('Berkshire') establish reasonable, quantitative goals for reduction of greenhouse gas and other air emissions at its energy-generating holdings; and that Berkshire publish a report to shareholders by January 31, 2015 (at reasonable cost and omitting proprietary information) on how it will achieve these goals — including possible plans to retrofit or retire existing coal-burning plants at Berkshire-held companies."

The 2013 Proposal states:

> "RESOLVED: That Berkshire Hathaway establish reasonable, quantitative goals for reduction of greenhouse gas and other air emissions at its energy-generating holdings; and that Berkshire publish a report to shareholders by September 30, 2013 (at reasonable cost and omitting proprietary information) on how it will achieve these goals — including plans to retrofit or retire existing coal-burning plants at Berkshire-held companies."

The 2011 Proposal states:

> "Resolved that Berkshire — in response to strict new EPA regulations — establish quantitative goals for the reduction of greenhouse gas and other air emissions at its energy-generating holdings; and that Berkshire publish a report to shareholders by September 30, 2011 (at reasonable cost and omitting proprietary information) on how it will achieve these goals — including plans to retrofit or retire existing coal-burning plants at Berkshire-held companies."

Other than minor differences in wording, the Proposal, the 2014 Proposal, the 2013 Proposal, and the 2011 Proposal differ only with respect to (1) the date by which the contemplated report would be published, (2) the change from "greenhouse gas and other air emissions" in the 2014 Proposal, 2013 Proposal, and 2011 Proposal to "greenhouse gas emissions" in the Proposal, and (3) the reference to "strict new EPA regulations" in the 2011 Proposal.

The Supporting Statements for the Proposal, the 2014 Proposal, the 2013 Proposal, and the 2011 Proposal also deal with substantially the same subject matter.

Compare the following excerpts from the Supporting Statement for the Proposal with the nearly identical corresponding excerpts from the Supporting Statements for the 2014 Proposal, the 2013 Proposal, and the 2011 Proposal:

- Proposal: "The electric power sector accounts for more carbon dioxide ('CO_2') emissions than any other sector – more, even, than transportation or industry."
    - 2014 Proposal: "Electricity generation accounts for more carbon dioxide ('CO_2') emissions than any other sector – more, even, than transportation or industry."
    - 2013 Proposal: "Electricity generation accounts for more carbon dioxide ('CO_2') emissions than any other sector – more than even transportation or industry."
    - 2011 Proposal: "The electricity generation industry accounts for more carbon dioxide (CO_2) emissions than any other sector – even more than transportation or industry."
- Proposal: "Berkshire Hathaway's MidAmerican Energy Holding Company ('MidAmerican') generates roughly 45% of its power from coal-fired sources."
    - 2014 Proposal: "Berkshire Hathaway owns MidAmerican Energy Holdings ('MidAmerican'), whose subsidiaries have historically generated roughly 47% of their electricity burning coal."
    - 2013 Proposal: "Berkshire Hathaway owns MidAmerican Energy Holdings, whose subsidiaries generate roughly 72.7% of their electricity by burning coal."
    - 2011 Proposal: "Berkshire Hathaway owns MidAmerican Energy Holdings, whose subsidiaries in 2008 generated approximately 73% of their electricity by burning coal."
- Proposal: "The EPA has initiated a series of tough rules and regulations designed to curb harmful emissions from coal-fired power plants."

- 2014 Proposal: "The US Environmental Protection Agency, under the Clean Air Act, now requires new or modified electricity-generating plants to limit greenhouse gas emissions. They issued two significant rules, which together set stringent limits on a range of harmful emissions from power plants."

- 2013 Proposal: "The US Environmental Protection Agency ('EPA') recently took steps under the Clean Air Act to require new or modified electricity-generating power plants to limit greenhouse gas emissions. They issued two significant new rules, which together set stringent limits on an array of harmful emissions from power-generating plants."

- 2011 Proposal: "In 2010 the U.S. Environmental protection Agency ('EPA') took steps under the Clean Air Act to require new or modified electricity-generating power plants to obtain permits that limit greenhouse gas emissions. These requirements are scheduled to take effect in early 2011. In 2010 the EPA issued a draft 'Transport Rule' and will issue an 'Air Toxics Rule' in 2011. These rules set significant limits on the emissions of sulfur dioxide, nitrogen oxide, mercury, and acid gases from power plants."

- Proposal: "Bernstein Research estimates that as a results of these new regulations, 15% of coal filed power plants will be forced to retire or will require substantial new investment to remain viable."

  - 2014 Proposal: "When both rules are fully enforced, Bernstein Research estimates that 15% of coal-fired power plants will be forced to close – unable to meet new safety standards – or will require substantial new investment to remain viable."

  - 2013 Proposal: "When both rules are fully in effect, Bernstein Research estimates that 15% of coal-fired power plants will be forced to close – unable to meet new safety standards – and others will require substantial investment just to remain viable."

  - 2011 Proposal: "Bernstein Research estimates that by 2015 (after both rules are in effect) 15% of coal-fired power plants will have been forced to close – unable to meet stringent new regulations – and that numerous others will require substantial investments in order to remain open."

- Proposal: "In response to these rules, many of MidAmerican's peers have established <u>plans to retire coal-fired plants</u> – including AEP, Ameren, Calpine Corporation, Progress Energy, Southern Company, and Xcel Energy."

- 2014 Proposal: "Numerous peers to Berkshire's MidAmerican have established plans to replace their coal fired plants – including Calpine Corporation, Progress Energy, and Xcel Energy."

- 2013 Proposal: "Numerous peers to Berkshire's MidAmerican – including Calpine Corporation, Progress Energy, and Xcel Energy – have <u>already</u> established plans to replace their coal fired plants."

- 2011 Proposal: "Many utilities – including Xcel Energy, Calpine Corporation, and Progress Energy – already have established plans to replace coal fired plants . . . ."

• Proposal: "These forward-looking companies recognize that using natural gas, efficiency, and renewable energy are poised to be more profitable than retrofitting outdated coal-fired plants."

  - 2014 Proposal: "These forward-looking companies recognize that using natural gas, efficiency, and renewable energy are more profitable than retrofitting coal-fired plants — which are seen as being obsolete, inefficient, and highly polluting."

  - 2013 Proposal: "These forward-looking companies recognize that natural gas, efficiency, and renewable energy are far more profitable than retrofitting obsolete, highly polluting, coal-fired plants."

  - 2011 Proposal: ". . . having seen that natural gas, efficiency, and renewable energy are far more cost-effective than retrofitting highly polluting coal-fired plants."

• Proposal: "Also in response to these rules, other sector peers – such as American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid – have set <u>measurable and quantifiable targets for greenhouse gas emission reductions</u>."

  - 2014 Proposal: "Other peers have set concrete targets for reducing greenhouse gas emissions — including American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid."

  - 2013 Proposal: "Other peers — including American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid — have <u>already</u> set absolute targets for reducing greenhouse gas emissions."

  - 2011 Proposal: "Peers of Berkshire's energy-generation holdings — including American Electric Power, Entergy, Duke Energy, Exelon, National Grid, and

Consolidated Edison — have already set absolute targets for reducing greenhouse gas emissions."

- Proposal: "Still other peers – including CMS Energy, NiSource, Pinnacle West, and PSEG Power – have set <u>greenhouse gas intensity targets</u>."
  - 2014 Proposal: "Still other peers have set greenhouse gas intensity targets — including CMS Energy, NiSource, Pinnacle West, and PSEG Power."
  - 2013 Proposal: "Still other peers — such as CMS Energy, NiSource, Pinnacle West, and PSEG Power — have <u>already</u> set greenhouse gas intensity targets."
  - 2011 Proposal: "Other peers — such as CMS Energy, PSEG Power, NiSource, and Pinnacle West — have set greenhouse gas intensity targets."

The remainder of the Supporting Statement for the Proposal also "deals with substantially the same subject matter" as the Supporting Statements for the 2014 Proposal, 2013 Proposal, and 2011 Proposal.

As reported in Berkshire's 8-K, filed May 6, 2014, the 2014 Proposal was submitted at the 2014 Annual Meeting, which was the last submission to Berkshire's shareholders of a proposal which deals with substantially the same subject matter as the Proposal. At the 2014 Annual Meeting, 49,554 votes were cast for the 2014 Proposal and 561,642 votes were cast against the 2014 Proposal. Based on the method of calculation prescribed in Staff Legal Bulletin No. 14, Question F.4 (available July 12, 2001), only 8.1% of the total votes cast for or against the 2014 Proposal were cast in favor of the 2014 Proposal. In determining this percentage, Berkshire disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), as provided in Staff Legal Bulletin No. 14, Question F.4. Consequently, the vote in favor of the 2014 Proposal at the 2014 Annual Meeting fell short of the 10% threshold set forth in Rule 14a-8(i)(12)(iii).

In accordance with Rule 14a-8(i)(12) the Staff has consistently allowed the exclusion of proposals dealing with substantially the same subject matter as previous proposals. *See, e.g., Chevron Corporation* (March 27, 2014) (permitting exclusion of a proposal requesting "that the company prepare a report on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change" on the ground that "proposals dealing with substantially the same subject matter were included in Chevron's proxy materials for meetings held in 2013, 2011 and 2010 and the 2013 proposal received 7.57 percent of the vote"); *Exxon Mobil Corp.* (March 7, 2013) (permitting exclusion of a proposal requesting "that a committee of independent members of ExxonMobil's board of directors review the exposure and vulnerability of ExxonMobil's facilities and operation to climate risk and issue a report to shareholders" on the ground that "proposals dealing with substantially the same subject matter were included in ExxonMobil's proxy materials for meetings held in 2011, 2009, and 2008 and that the 2011 proposal received less than 10 percent of the vote").

In view of the foregoing, Berkshire is of the opinion that the Proposal may be excluded from its 2015 Proxy Materials under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based on the foregoing analyses, we respectfully request that the Staff concur that it will take no action if Berkshire excludes the Proposal from its 2015 Proxy Materials.

* * *

Pursuant to Rule 14a-8(j) of the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before Berkshire intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) of the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Berkshire pursuant to Rule 14a-8(k) and SLB 14D.

If you have any questions regarding this matter or require additional information, please contact me at (213) 683-9520. If the Staff does not agree with the conclusions set forth herein, we request that the Staff contact us before issuing any formal response.

Sincerely,

Mary Ann Todd

cc: Bruce T. Herbert
Investor Voice, SPC
on behalf of Marian St. Onge and Sarah Cleveland
10033 12th Ave NW
Seattle, WA 98177

Andrew Behar
As You Sow
on behalf of The Edwards Mother Earth Foundation

2611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Scott Fullwiler
on behalf of Wartburg College Corporation Education Fund
222 Ninth Street N.W.
Waverly, Iowa 50677

Sonia Kowal
Zevin Asset Management, LLC
on behalf of the Frank H. Joyce Trust
11 Beacon Street, Suite 1125
Boston, MA 02108

AJF Financial Services, Inc.
on behalf of James Harison Lurie, James Lurie and Deirdre Peterson Lurie, Stephen Katz, and Daniel Blumberg
708 Third Avenue
Suite 2011
New York, NY 10017

Marc Hamburg
Berkshire Hathaway Inc.

INVESTOR VOICE

Investor Voice, SPC
10033 – 12th Ave NW, #200
Seattle, WA 98177
(206) 522-3055

VIA FACSIMILE TO: (402) 346-3375
VIA ELECTRONIC DELIVERY TO: MDHamburg@brka.com

November 18, 2014

Marc D. Hamburg
Senior Vice President
Berkshire Hathaway Inc.
3555 Farnam Street, Suite 1440
Omaha, NE 68131

Re: Proposal on Reduction of Greenhouse Gas Emissions

Dear Mr. Hamburg:

On behalf of clients, Investor Voice reviews and advises on the financial, social, and governance implications of the policies and practices of publicly-traded corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

Global climate change creates risk for companies, and research indicates that the rate of negative impacts may be accelerating.. It appears (in regard to Berkshire Hathaway Energy holdings) that in terms of public reporting our company may lag a number of its peers in planning for or taking constructive measures to mitigate or avoid future liabilities of this sort.

We have particular concern about Berkshire Hathaway because the potential negative consequences of climate disruption may not just impact its energy holdings, but negatively affect a wide array of individuals and entities that then could make claims on Berkshire-owned insurance companies.

Therefore, we are authorized on behalf of our client, the Proponent, Marian St. Onge, to present the enclosed Proposal that the Proponent is submitting for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We request that the proxy statement indicate that *Investor Voice* is the representative of the Proponent for this Proposal.

Marian St. Onge, the Proponent, is the beneficial owner of 529 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since 2006 (supporting documentation available upon request).

In accordance with SEC Rules, the Proponent acknowledges her responsibility under Rule 14a-8(b)(2), and we are authorized to state on Ms. St. Onge's behalf that she intends to continue to hold a requisite quantity of shares in Company stock through the date of the next annual meeting of stockholders. If required, a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds may result in steps being taken that will allow the proposal to be withdrawn.

Toward this end, you may contact us by the following e-mail address:

team@investorvoice.net

or via the physical address and phone listed above. Please note that this may be a new address since we last corresponded with you.

For purposes of clarity and consistency of communication, please commence e-mail subject lines with your ticker symbol "**BRK.**" (including the period) and we will do the same.

We feel that meaningful steps taken to consider and report on these issues would enhance Berkshire's reputation in the marketplace, avoid risk, and strengthen our company's financial value. Certainly, with Mr. Buffett's and Mr. Munger's outstanding reputations in the business & philanthropic worlds, meaningful steps by Berkshire could stimulate action that would benefit both the environment and society as a whole. We look forward to a discussion of these matters.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Marian St. Onge
Sonia Kowal, Zevin Asset Management
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Reduction of Greenhouse Gas Emissions

RESOLVED: That Berkshire Hathaway, Inc. ("Berkshire") establish reasonable, quantitative goals for reduction of greenhouse gas emissions at its energy-generating holdings; and publish a report to shareholders by January 31, 2016 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including possible plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

SUPPORTING STATEMENT:

The electric power sector accounts for more carbon dioxide ("CO_2") emissions than any other sector – more, even, than transportation or industry. Coal-fired power creates a disproportionate amount of these emissions. According to the U.S. Environmental Protection Agency ("EPA"): "Although coal accounts for about 75% of CO_2 emissions from the sector, it [only] represents about 39% of the electricity generated in the United States."

Berkshire Hathaway's MidAmerican Energy Holdings Company ("MidAmerican") generates roughly 45% of its power from coal-fired sources. Despite significant new investments in renewable generation, MidAmerican (now a subsidiary of Berkshire Hathaway Energy) was the 6th largest coal user and generated the 7th highest CO_2 emissions of any U.S. utility in 2012 (2014 report by Ceres, using 2012 data). Consequently, MidAmerican's status as one of the top 7 carbon polluters in the U.S. power sector is harmful to Berkshire's corporate reputation and direction.

International climate experts assert that developed nations must reduce their carbon output 80% by 2050 in order to maintain a safe and livable climate. While the regulations set forth by the EPA contribute to this effort, much deeper carbon cuts will be called for (especially, perhaps, from the electric power sector). This threatens the viability of coal plant investments.

The EPA has initiated a series of tough rules and regulations designed to curb harmful emissions from coal-fired power plants. Bernstein Research estimates that as a result of these new regulations, 15% of coal-fired power plants will be forced to retire or will require substantial new investment to remain viable.

In response to these rules, many of MidAmerican's peers have established plans to retire coal-fired plants – including AEP, Ameren, Calpine Corporation, Progress Energy, Southern Company, and Xcel Energy. These forward-looking companies recognize that using natural gas, efficiency, and renewable energy are poised to be more profitable than retrofitting outdated coal-fired plants.

Also in response to these rules, other sector peers – such as American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid – have set measurable and quantifiable targets for greenhouse gas emission reductions. Still other peers – including CMS Energy, NiSource, Pinnacle West, and PSEG Power – have set greenhouse gas intensity targets.

Berkshire Hathaway Energy's website asserts: "We will set challenging goals and assess our ability to continually improve our environmental performance."

Therefore, in alignment with Berkshire's pronouncements and its forward-looking investments in renewable energy, shareholders ask Berkshire Hathaway Energy to disclose its goals to reduce CO_2 emissions. Please vote FOR this reasonable request for planning, transparency, and risk mitigation.

~ ~ ~

Received Time Nov. 18. 2014 2:38PM No. 6330

INVESTOR VOICE

Investor Voice, SPC
10033 – 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA FACSIMILE TO: (402) 346-3375
VIA ELECTRONIC DELIVERY TO: MDHamburg@brka.com

November 18, 2014

Marc D. Hamburg
Senior Vice President
Berkshire Hathaway Inc.
3555 Farnam Street, Suite 1440
Omaha, NE 68131

Re: Proposal on Reduction of Greenhouse Gas Emissions

Dear Mr. Hamburg:

On behalf of clients, Investor Voice reviews and advises on the financial, social, and governance implications of the policies and practices of publicly-traded corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

Global climate change creates risk for companies, and research indicates that the rate of negative impacts may be accelerating. It appears (in regard to Berkshire Hathaway Energy holdings) that in terms of public reporting our company may lag a number of its peers in planning for or taking constructive measures to mitigate or avoid future liabilities of this sort.

We have particular concern about Berkshire Hathaway because the potential negative consequences of climate disruption may not just impact its energy holdings, but negatively affect a wide array of individuals and entities that then could make claims on Berkshire-owned insurance companies.

Therefore, we are authorized on behalf of our client, the Proponent, Sarah Cleveland, to present the enclosed Proposal that the Proponent is submitting for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We request that the proxy statement indicate that *Investor Voice* is the representative of the Proponent for this Proposal.

Sarah Cleveland, the Proponent, is the beneficial owner of 150 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since 2002 (supporting documentation available upon request).

In accordance with SEC Rules, the Proponent acknowledges her responsibility under Rule 14a-8(b)(2), and we are authorized to state on Ms. Cleveland's behalf that she intends to continue to hold a requisite quantity of shares in Company stock through the date of the next annual meeting of stockholders. If required, a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds may result in steps being taken that will allow the proposal to be withdrawn.

Toward this end, you may contact us by the following e-mail address:

team@investorvoice.net

or via the physical address and phone listed above. Please note that this may be a new address since we last corresponded with you.

For purposes of clarity and consistency of communication, please commence e-mail subject lines with your ticker symbol "**BRK.**" (including the period) and we will do the same.

We feel that meaningful steps taken to consider and report on these issues would enhance Berkshire's reputation in the marketplace, avoid risk, and strengthen our company's financial value. Certainly, with Mr. Buffett's and Mr. Munger's outstanding reputations in the business & philanthropic worlds, meaningful steps by Berkshire could stimulate action that would benefit both the environment and society as a whole. We look forward to a discussion of these matters.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Sarah Cleveland
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Reduction of Greenhouse Gas Emissions

RESOLVED: That Berkshire Hathaway, Inc. ("Berkshire") establish reasonable, quantitative goals for reduction of greenhouse gas emissions at its energy-generating holdings; and publish a report to shareholders by January 31, 2016 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including possible plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

SUPPORTING STATEMENT:

The electric power sector accounts for more carbon dioxide ("CO_2") emissions than any other sector – more, even, than transportation or industry. Coal-fired power creates a disproportionate amount of these emissions. According to the U.S. Environmental Protection Agency ("EPA"): "Although coal accounts for about 75% of CO_2 emissions from the sector, it [only] represents about 39% of the electricity generated in the United States."

Berkshire Hathaway's MidAmerican Energy Holdings Company ("MidAmerican") generates roughly 45% of its power from coal-fired sources. Despite significant new investments in renewable generation, MidAmerican (now a subsidiary of Berkshire Hathaway Energy) was the 6th largest coal user and generated the 7th highest CO_2 emissions of any U.S. utility in 2012 (2014 report by Ceres, using 2012 data). Consequently, MidAmerican's status as one of the top 7 carbon polluters in the U.S. power sector is harmful to Berkshire's corporate reputation and direction.

International climate experts assert that developed nations must reduce their carbon output 80% by 2050 in order to maintain a safe and livable climate. While the regulations set forth by the EPA contribute to this effort, much deeper carbon cuts will be called for (especially, perhaps, from the electric power sector). This threatens the viability of coal plant investments.

The EPA has initiated a series of tough rules and regulations designed to curb harmful emissions from coal-fired power plants. Bernstein Research estimates that as a result of these new regulations, 15% of coal-fired power plants will be forced to retire or will require substantial new investment to remain viable.

In response to these rules, many of MidAmerican's peers have established plans to retire coal-fired plants – including AEP, Ameren, Calpine Corporation, Progress Energy, Southern Company, and Xcel Energy. These forward-looking companies recognize that using natural gas, efficiency, and renewable energy are poised to be more profitable than retrofitting outdated coal-fired plants.

Also in response to these rules, other sector peers – such as American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid – have set measurable and quantifiable targets for greenhouse gas emission reductions. Still other peers – including CMS Energy, NiSource, Pinnacle West, and PSEG Power – have set greenhouse gas intensity targets.

Berkshire Hathaway Energy's website asserts: "We will set challenging goals and assess our ability to continually improve our environmental performance."

Therefore, in alignment with Berkshire's pronouncements and its forward-looking investments in renewable energy, shareholders ask Berkshire Hathaway Energy to disclose its goals to reduce CO_2 emissions. Please vote FOR this reasonable request for planning, transparency, and risk mitigation.

~ ~ ~

AS YOU SOW
2611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 17, 2014

Attention: Corporate Secretary
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We are co-filing the attached shareholder resolution on behalf of The Edwards Mother Earth Foundation, the beneficial owner of over $2,000 worth of Berkshire Hathaway shares. The lead filer of the resolution is Investor Voice. In the event the lead filer is disqualified for any reason, we intend to step in as lead filer and to send a representative to the annual meeting to present the proposal.

We are submitting the enclosed shareholder resolution for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We have attached authorization from the shareholder. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Andrew Behar
CEO

Enclosures

Final – Berkshire Hathaway – 2014-2015 Greenhouse Gas Proposal
(corner-note for identification only, not for publication)

RESOLVED: That Berkshire Hathaway, Inc. ("Berkshire") establish reasonable, quantitative goals for reduction of greenhouse gas emissions at its energy-generating holdings; and publish a report to shareholders by January 31, 2016 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including possible plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

SUPPORTING STATEMENT:

The electric power sector accounts for more carbon dioxide ("CO_2") emissions than any other sector – more, even, than transportation or industry. Coal-fired power creates a disproportionate amount of these emissions. According to the U.S. Environmental Protection Agency ("EPA"): "Although coal accounts for about 75% of CO_2 emissions from the sector, it [only] represents about 39% of the electricity generated in the United States."

Berkshire Hathaway's MidAmerican Energy Holdings Company ("MidAmerican") generates roughly 45% of its power from coal-fired sources. Despite significant new investments in renewable generation, MidAmerican (now a subsidiary of Berkshire Hathaway Energy) was the 6th largest coal user and generated the 7th highest CO_2 emissions of any U.S. utility in 2012 (2014 report by Ceres, using 2012 data). Consequently, MidAmerican's status as one of the top 7 carbon polluters in the U.S. power sector is harmful to Berkshire's corporate reputation and direction.

International climate experts assert that developed nations must reduce their carbon output 80% by 2050 in order to maintain a safe and livable climate. While the regulations set forth by the EPA contribute to this effort, much deeper carbon cuts will be called for (especially, perhaps, from the electric power sector). This threatens the viability of coal plant investments.

The EPA has initiated a series of tough rules and regulations designed to curb harmful emissions from coal-fired power plants. Bernstein Research estimates that as a result of these new regulations, 15% of coal-fired power plants will be forced to retire or will require substantial new investment to remain viable.

In response to these rules, many of MidAmerican's peers have established plans to retire coal-fired plants – including AEP, Ameren, Calpine Corporation, Progress Energy, Southern Company, and Xcel Energy. These forward-looking companies recognize that using natural gas, efficiency, and renewable energy are poised to be more profitable than retrofitting outdated coal-fired plants.

Also in response to these rules, other sector peers – such as American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid – have set measurable and quantifiable targets for greenhouse gas emission reductions. Still other peers – including CMS Energy, NiSource, Pinnacle West, and PSEG Power – have set greenhouse gas intensity targets.

Berkshire Hathaway Energy's website asserts: "We will set challenging goals and assess our ability to continually improve our environmental performance."

Therefore, in alignment with Berkshire's pronouncements and its forward-looking investments in renewable energy, shareholders ask Berkshire Hathaway Energy to disclose its goals to reduce CO_2 emissions. Please vote FOR this reasonable request for planning, transparency, and risk mitigation.

~ ~ ~

Edwards Mother Earth Foundation

October 31, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 31, 2014, I authorize As You Sow to file or cofile a shareholder resolution on behalf of The Edwards Mother Earth Foundation with Berkshire Hathaway Inc., and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Edwards Mother Earth Foundation has continuously owned over $2,000 worth of Berkshire Hathaway Inc. stock for over a year. The Edwards Mother Earth Foundation intends to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on behalf of The Edwards Mother Earth Foundation with any and all aspects of the shareholder resolution. I understand that the company may send The Edwards Mother Earth Foundation information about this resolution, and that the media may mention The Edwards Mother Earth Foundation related to the resolution; I will alert As You Sow in either case. I confirm that The Edwards Mother Earth Foundation may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Heather Martin

Heather Martin
President
The Edwards Mother Earth Foundation

Wartburg College

DEPARTMENT OF BUSINESS ADMINISTRATION AND ECONOMICS

November 18, 2014

Dear Mr. Hamburg:

Global climate change creates risk for companies, and research indicates that the rate of negative impacts may be accelerating. It appears (in regard to Berkshire Hathaway Energy holdings) that in terms of public reporting our company may lag a number of its peers in planning for or taking constructive measures to mitigate or avoid future liabilities of this sort.

We have particular concern about Berkshire Hathaway because the potential negative consequences of climate disruption may not just impact its energy holdings, but negatively affect a wide array of individuals and entities that then could make claims on Berkshire-owned insurance companies.

Therefore, I am authorized on behalf of Wartburg College Corporation Education Fund to present the enclosed Proposal that the Proponent is co-filing in conjunction with Investor Voice, SPC. It is submitted for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

For purposes of this Proposal, please direct all correspondence to Investor Voice:

Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177
team@investorvoice.net
(206) 522-3055

The Wartburg College Corporation Education Fund, the Proponent, is the beneficial owner of 100 shares of Class B common stock entitled to be voted at the next stockholders meeting, which have been continuously held since 4/29/2010 (supporting documentation available upon request).

In accordance with SEC Rules, the Proponent acknowledges its responsibility under Rule 14a-8(b)(2), and I am authorized to state on its behalf that it intends to continue to hold a requisite quantity of shares in Company stock through the date of the next annual meeting of stockholders. If required, a representative of the filer will attend the meeting to move the

100 Wartburg Blvd Waverly, Iowa 50677-0903 319-352-8415 Fax 319-352-8581 www.wartburg.edu

resolution.

We welcome a discussion of our Company's plans and intentions in this area, and believe meaningful steps would not only allow us to withdraw the proposal, but would enhance our Company's financial value and reputation.

Thank you for your consideration of this matter.

Sincerely,

Scott Fullwiler
Associate Professor of Economics
James A. Leach Chair in Banking and Monetary Economics
Social Entrepreneurship Program Co-Director

100 Wartburg Blvd. Waverly, Iowa 50677-0903 319-352-8415 Fax 319-352-8581 www.wartburg.edu

Final – Berkshire Hathaway – 2014-2015 Greenhouse Gas Proposal
(corner-note for identification only, not for publication)

RESOLVED: That Berkshire Hathaway, Inc. ("Berkshire") establish reasonable, quantitative goals for reduction of greenhouse gas emissions at its energy-generating holdings; and publish a report to shareholders by January 31, 2016 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including possible plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

SUPPORTING STATEMENT:

The electric power sector accounts for more carbon dioxide ("CO_2") emissions than any other sector – more, even, than transportation or industry. Coal-fired power creates a disproportionate amount of these emissions. According to the U.S. Environmental Protection Agency ("EPA"): "Although coal accounts for about 75% of CO_2 emissions from the sector, it [only] represents about 39% of the electricity generated in the United States."

Berkshire Hathaway's MidAmerican Energy Holdings Company ("MidAmerican") generates roughly 45% of its power from coal-fired sources. Despite significant new investments in renewable generation, MidAmerican (now a subsidiary of Berkshire Hathaway Energy) was the 6th largest coal user and generated the 7th highest CO_2 emissions of any U.S. utility in 2012 (2014 report by Ceres, using 2012 data). Consequently, MidAmerican's status as one of the top 7 carbon polluters in the U.S. power sector is harmful to Berkshire's corporate reputation and direction.

International climate experts assert that developed nations must reduce their carbon output 80% by 2050 in order to maintain a safe and livable climate. While the regulations set forth by the EPA contribute to this effort, much deeper carbon cuts will be called for (especially, perhaps, from the electric power sector). This threatens the viability of coal plant investments.

The EPA has initiated a series of tough rules and regulations designed to curb harmful emissions from coal-fired power plants. Bernstein Research estimates that as a result of these new regulations, 15% of coal-fired power plants will be forced to retire or will require substantial new investment to remain viable.

In response to these rules, many of MidAmerican's peers have established plans to retire coal-fired plants – including AEP, Ameren, Calpine Corporation, Progress Energy, Southern Company, and Xcel Energy. These forward-looking companies recognize that using natural gas, efficiency, and renewable energy are poised to be more profitable than retrofitting outdated coal-fired plants.

Also in response to these rules, other sector peers – such as American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid – have set measurable and quantifiable targets for greenhouse gas emission reductions. Still other peers – including CMS Energy, NiSource, Pinnacle West, and PSEG Power – have set greenhouse gas intensity targets.

Berkshire Hathaway Energy's website asserts: "We will set challenging goals and assess our ability to continually improve our environmental performance."

Therefore, in alignment with Berkshire's pronouncements and its forward-looking investments in renewable energy, shareholders ask Berkshire Hathaway Energy to disclose its goals to reduce CO_2 emissions. Please vote FOR this reasonable request for planning, transparency, and risk mitigation.

~~~
~~~

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 18, 2014

Mr. Marc D. Hamburg
Senior Vice President
Berkshire Hathaway, Inc.
3555 Farnam Street
Omaha, NE 68131

Sent via fax (402-346-3375) and email (MDHamburg@brka.com, DCRay@brkb.com)

Re: Shareholder Proposal for 2015 Annual Meeting

Dear Ms. Heck,

Enclosed please find our letter co-filing the greenhouse gas proposal to be included in the proxy statement of Berkshire Hathaway, Inc (the "Company") for its 2015 annual meeting of stockholders.

Zevin Asset Management, LLC is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. The electric power sector accounts for more carbon dioxide (CO2) emissions than any other sector and coal-fired power creates a disproportionate amount of these emissions. While on the Berkshire Hathaway Energy website you have asserted that you will set challenging goals and assess your ability to continually improve your environmental performance, your peers have been much more proactive in establishing plans to retire coal-fired plants or setting measurable and quantifiable targets for greenhouse gas emission reductions.

Zevin Asset Management is filing on behalf of one of our clients, Frank H. Joyce Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 50 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Zevin Asset Management intends to continue to hold such shares on behalf of the Proponent through the date of the Company's 2015 annual meeting of stockholders. Zevin Asset Management, LLC is co-filing this resolution in conjunction with the proposal submitted by Investor Voice. Please direct all correspondence to Investor Voice. A representative of the filers will be present at the stockholder meeting to present the proposal. A letter verifying ownership of Berkshire Hathaway, Inc. shares from our client's custodian is forthcoming under separate cover.

Zevin Asset Management, LLC welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Received Time Nov. 18. 2014 4:00PM No. 6337

Final – Berkshire Hathaway – 2014-2015 Greenhouse Gas Proposal
(corner-note for identification only, not for publication)

RESOLVED: That Berkshire Hathaway, Inc. ("Berkshire") establish reasonable, quantitative goals for reduction of greenhouse gas emissions at its energy-generating holdings; and publish a report to shareholders by January 31, 2016 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including possible plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

SUPPORTING STATEMENT:

The electric power sector accounts for more carbon dioxide ("CO_2") emissions than any other sector – more, even, than transportation or industry. Coal-fired power creates a disproportionate amount of these emissions. According to the U.S. Environmental Protection Agency ("EPA"): "Although coal accounts for about 75% of CO_2 emissions from the sector, it [only] represents about 39% of the electricity generated in the United States."

Berkshire Hathaway's MidAmerican Energy Holdings Company ("MidAmerican") generates roughly 45% of its power from coal-fired sources. Despite significant new investments in renewable generation, MidAmerican (now a subsidiary of Berkshire Hathaway Energy) was the 6th largest coal user and generated the 7th highest CO_2 emissions of any U.S. utility in 2012 (2014 report by Ceres, using 2012 data). Consequently, MidAmerican's status as one of the top 7 carbon polluters in the U.S. power sector is harmful to Berkshire's corporate reputation and direction.

International climate experts assert that developed nations must reduce their carbon output 80% by 2050 in order to maintain a safe and livable climate. While the regulations set forth by the EPA contribute to this effort, much deeper carbon cuts will be called for (especially, perhaps, from the electric power sector). This threatens the viability of coal plant investments.

The EPA has initiated a series of tough rules and regulations designed to curb harmful emissions from coal-fired power plants. Bernstein Research estimates that as a result of these new regulations, 15% of coal-fired power plants will be forced to retire or will require substantial new investment to remain viable.

In response to these rules, many of MidAmerican's peers have established plans to retire coal-fired plants – including AEP, Ameren, Calpine Corporation, Progress Energy, Southern Company, and Xcel Energy. These forward-looking companies recognize that using natural gas, efficiency, and renewable energy are poised to be more profitable than retrofitting outdated coal-fired plants.

Also in response to these rules, other sector peers – such as American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid – have set measurable and quantifiable targets for greenhouse gas emission reductions. Still other peers – including CMS Energy, NiSource, Pinnacle West, and PSEG Power – have set greenhouse gas intensity targets.

Berkshire Hathaway Energy's website asserts: "We will set challenging goals and assess our ability to continually improve our environmental performance."

Therefore, in alignment with Berkshire's pronouncements and its forward-looking investments in renewable energy, shareholders ask Berkshire Hathaway Energy to disclose its goals to reduce CO_2 emissions. Please vote FOR this reasonable request for planning, transparency, and risk mitigation.

~ ~ ~

(2)

AJF Financial Services, Inc.

Abundance for all

708 Third Avenue
Suite 2011
New York, NY 10017
(212) 779-0789
(212) 779-0851

November 17, 2014
Mr. Marc D. Hamburg
Senior Vice President
Berkshire Hathaway Inc.
3555 Farnam Street, Suite 1440
Omaha, NE 68131

Re: Shareholder Proposal on Greenhouse Gas Emissions

Dear Mr. Hamburg,

Enclosed please find our letter co-filing the Greenhouse Gas Proposal to be included in the proxy statement of Berkshire Hathaway, Inc. for its 2015 annual meeting of stockholders.

AJF Financial Services Inc. is a Financial Planning firm and Registered Investment Advisor that combines ESG(Environmental, Social, and Governance) analysis with financial due diligence in order to make responsible investment decisions for our clients. We believe that as citizens of the world we each have a responsibility to improve our communities through green initiatives, charity work, and responsible investing. Berkshire Hathaway, Inc. through its subsidiary companies continues to be exposed to future regulatory risk given pending strict action by the EPA to address levels of CO_2 emissions in the Earth's atmosphere. Berkshire has lagged its peers in disclosing targets and initiatives to reduce their carbon footprint and we believe it is high time the company address this issue.

AJF Financial Services is filing on behalf of four of our clients whom each have continuously held, for at least one year of the date hereof...

1. James Harrison Lurie, 600 shares of Berkshire Hathaway Inc. Class B
2. James Lurie and Deirdre Peterson Lurie JT TEN, 100 shares of Berkshire Hathaway Inc. Class B
3. Stephen Katz, 100 shares of Berkshire Hathaway Inc. Class B
4. Daniel Blumberg, 50 shares of Berkshire Hathaway Inc. Class B

... which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. AJF Financial Services intends to advise clients to continue to hold such shares on behalf of the Proponent through the date of the Company's 2015 annual meeting of stockholders, and a letter verifying ownership of Berkshire shares is forthcoming under a separate cover. AJF Financial Services, Inc. is a co-filer for this proposal submitted by Investor Voice.

Please direct all correspondence to: Investor Voice, SPC
10033 – 12th Ave NW
Seattle, WA. 98177
P: 206-522-3055

Sincerely,

Andrew Friedman

Andrew J. Friedman CFP® SIP
Principal
AJF Financial Services, Inc.

Received Time Nov. 18. 2014 12:33PM No. 6316

Final – Berkshire Hathaway – 2014-2015 Greenhouse Gas Proposal
(corner-note for identification only, not for publication)

RESOLVED: That Berkshire Hathaway, Inc. ("Berkshire") establish reasonable, quantitative goals for reduction of greenhouse gas emissions at its energy-generating holdings; and publish a report to shareholders by January 31, 2016 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including possible plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

SUPPORTING STATEMENT:

The electric power sector accounts for more carbon dioxide ("CO_2") emissions than any other sector – more, even, than transportation or industry. Coal-fired power creates a disproportionate amount of these emissions. According to the U.S. Environmental Protection Agency ("EPA"): "Although coal accounts for about 75% of CO_2 emissions from the sector, it [only] represents about 39% of the electricity generated in the United States."

Berkshire Hathaway's MidAmerican Energy Holdings Company ("MidAmerican") generates roughly 45% of its power from coal-fired sources. Despite significant new investments in renewable generation, MidAmerican (now a subsidiary of Berkshire Hathaway Energy) was the 6th largest coal user and generated the 7th highest CO_2 emissions of any U.S. utility in 2012 (2014 report by Ceres, using 2012 data). Consequently, MidAmerican's status as one of the top 7 carbon polluters in the U.S. power sector is harmful to Berkshire's corporate reputation and direction.

International climate experts assert that developed nations must reduce their carbon output 80% by 2050 in order to maintain a safe and livable climate. While the regulations set forth by the EPA contribute to this effort, much deeper carbon cuts will be called for (especially, perhaps, from the electric power sector). This threatens the viability of coal plant investments.

The EPA has initiated a series of tough rules and regulations designed to curb harmful emissions from coal-fired power plants. Bernstein Research estimates that as a result of these new regulations, 15% of coal-fired power plants will be forced to retire or will require substantial new investment to remain viable.

In response to these rules, many of MidAmerican's peers have established plans to retire coal-fired plants – including AEP, Ameren, Calpine Corporation, Progress Energy, Southern Company, and Xcel Energy. These forward-looking companies recognize that using natural gas, efficiency, and renewable energy are poised to be more profitable than retrofitting outdated coal-fired plants.

Also in response to these rules, other sector peers – such as American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid – have set measurable and quantifiable targets for greenhouse gas emission reductions. Still other peers – including CMS Energy, NiSource, Pinnacle West, and PSEG Power – have set greenhouse gas intensity targets.

Berkshire Hathaway Energy's website asserts: "We will set challenging goals and assess our ability to continually improve our environmental performance."

Therefore, in alignment with Berkshire's pronouncements and its forward-looking investments in renewable energy, shareholders ask Berkshire Hathaway Energy to disclose its goals to reduce CO_2 emissions. Please vote FOR this reasonable request for planning, transparency, and risk mitigation.

~ ~ ~

4. SHAREHOLDER PROPOSAL

Meyer Family Enterprises, LLC, owns 19 shares of Class B Common Stock and has given notice that a representative of Meyer Family Enterprises, LLC intends to present for action at the meeting the following proposal.

RESOLVED: That Berkshire Hathaway Inc. ("Berkshire") establish reasonable, quantitative goals for reduction of greenhouse gas and other air emissions at its energy-generating holdings; and that Berkshire publish a report to shareholders by January 31, 2015 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including possible plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

SUPPORTING STATEMENT:

Berkshire Hathaway owns MidAmerican Energy Holdings ("MidAmerican"), whose subsidiaries have historically generated roughly 47% of their electricity burning coal. With appreciation for MidAmerican's recent investments in renewable generation, coal-burning plants continue to create liabilities.

Electricity generation accounts for more carbon dioxide ("CO_2") emissions than any other sector – more, even, than transportation or industry. US fossil fuel-powered plants (like MidAmerican's) account for nearly 40% of domestic and 10% of global CO_2 pollution. Independent economists and scientists state that cutting greenhouse gas emissions in the near-term is far more cost-effective than paying for greenhouse gas-related damage in the future.

Therefore, it serves Berkshire shareholders to take proactive steps that avoid greenhouse gas emissions and impending regulation. This is important to independent shareowners. In 2013, 34.4% of independent shareholders (shares not owned by Berkshire boardmembers or executive officers) ignored the Board's recommendation against this request for reasonable goals and thoughtful planning.

Some companies feel no qualms about reaping profits from coal-burning electricity plants while imposing the costs of pollution and harms to public health onto society at large ("externalizing" costs). But with Berkshire, externalizing costs of coal-burning subsidiaries can result in damage that boomerangs back on the company – in harm to employees at MidAmerican plants, and through claims paid by Berkshire insurance subsidiaries.

The US Environmental Protection Agency, under the Clean Air Act, now requires new or modified electricity-generating plants to limit greenhouse gas emissions. They issued two significant rules, which together set stringent limits on a range of harmful emissions from power plants.

When both rules are fully enforced, Bernstein Research estimates that 15% of coal-fired power plants will be forced to close – unable to meet new safety standards – or will require substantial new investment to remain viable.

Numerous peers to Berkshire's MidAmerican have established plans to replace their coal-fired plants – including Calpine Corporation, Progress Energy, and Xcel Energy.

Other peers have set concrete targets for reducing greenhouse gas emissions – including American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid.

Still other peers have set greenhouse gas intensity targets – including CMS Energy, NiSource, Pinnacle West, and PSEG Power.

These forward-looking companies recognize that using natural gas, efficiency, and renewable energy are more profitable than retrofitting coal-fired plants – which are seen as being obsolete, inefficient, and highly polluting.

Following MidAmerican's investment in renewable generation assets, shareholders need amplification on Berkshire's overall plan to respond to climate disruption. Therefore, please vote FOR this reasonable request for planning.

THE BOARD OF DIRECTORS UNANIMOUSLY FAVORS A VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

A proposal that was substantially identical to the current shareholder proposal was put forth by two other shareholders in two of the last three years. The Board of Directors reasons for recommending a vote against those proposals have not changed. The most recent response provided by the Board of Directors in 2013 updated for certain changes in Berkshire's energy-generating holdings during the past year follows.

The Board of Directors does not believe that establishing quantitative goals for the reduction of greenhouse gas and other air emissions at its energy-generating holdings and that publishing a report that includes plans to retrofit or retire existing coal-burning plants is a prudent exercise to undertake and recommends that our shareholders vote against this proposal. We recognize the importance of reducing greenhouse gas and other emissions to our shareholders and the future of Berkshire and its subsidiary companies. Our four regulated electric utilities, including recently acquired Nevada Power Company and Sierra Pacific Power Company, have reduced greenhouse gases intensity by over 17% since 2000 in addition to reducing the intensity of emissions by approximately 58% for sulfur dioxide, 59% for nitrogen oxides and 33% for mercury.

Beyond the reductions achieved to date, additional emission reductions will be achieved through the planned retirement of ten coal-fueled units between 2014 and 2019, fuel switching from coal to natural gas at two units between 2015 and 2017, retrofitting of remaining facilities with additional emission controls, and the deployment of an additional 1,050 megawatts of wind generation by 2015.

These reductions do not include the benefits of MidAmerican's investments through its non-utility renewables group in 1,419 megawatts of solar generating capacity (647 megawatts are currently in service) or 381 megawatts of wind generating capacity. Even without the additional non-utility renewable capacity, the MidAmerican utilities are the largest rate-regulated owners of renewable generation. The MidAmerican utilities have significantly reduced and avoided greenhouse gases and other emissions through the deployment of renewable generation and planned changes in their generating fleets. However, establishing reduction goals at this time as environmental regulation and legislation remains uncertain would be contrary to the responsibilities of our rate-regulated utilities and to our customers whose utility bills could be dramatically affected.

Proxies given without instructions will be voted <u>Against</u> this shareholder proposal

. SHAREHOLDER PROPOSAL

Robert L. Berridge, ***FISMA & OMB Memorandum M-07-16*** owns in excess of 150 shares of Class B Common Stock and has given notice that a representative of his intends to present for action at the meeting the following proposal.

RESOLVED: That Berkshire Hathaway establish reasonable, quantitative goals for reduction of greenhouse gas and other air emissions at its energy-generating holdings; and that Berkshire publish a report to shareholders by September 30, 2013 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

Supporting Statement:

Berkshire Hathaway owns MidAmerican Energy Holdings, whose subsidiaries generate roughly 72.7% of their electricity by burning coal.

Electricity generation accounts for more carbon dioxide ("CO_2") emissions than any other sector – more than even transportation or industry. US fossil fuel-powered plants (like MidAmerican's) account for nearly 40% of domestic and 10% of global CO_2 pollution.

Independent economists and scientists concur that the cost of reducing greenhouse gas emissions in the near-term is far lower than the cost of mitigating greenhouse gas-caused damage over the long-haul.

Therefore, Berkshire shareholders are best served by taking proactive steps in regard to greenhouse gas emissions and impending regulation. This is important to independent shareowners. At the 2011 annual meeting, 26.8% of shareholder votes (that were not Berkshire boardmembers or top executives) ignored the Board's recommendation and instead voted FOR this same request for reasonable goals and thoughtful planning.

Some companies act as if it is beneficial to reap profits from coal-burning electricity plants while pushing the costs of pollution and the harm to public health onto society at large ("externalizing the costs"). But with Berkshire, the prospect of externalizing costs of its coal-burning subsidiaries risks the resultant damages being "internalized" onto itself – either by harming employees at the polluting plants, or through liability claims paid out by Berkshire insurance subsidiaries.

The US Environmental Protection Agency ("EPA") recently took steps under the Clean Air Act to require new or modified electricity-generating power plants to limit greenhouse gas emissions. They issued two significant new rules, which together set stringent limits on an array of harmful emissions from power-generating plants.

When both rules are fully in effect, Bernstein Research estimates that 15% of coal-fired power plants will be forced to close – unable to meet new safety standards – and others will require substantial investment just to remain viable.

Numerous peers to Berkshire's MidAmerican – including Calpine Corporation, Progress Energy, and Xcel Energy – have already established plans to replace their coal-fired power plants.

Other peers – including American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid – have already set absolute targets for reducing greenhouse gas emissions.

Still other peers – such as CMS Energy, NiSource, Pinnacle West, and PSEG Power – have already set greenhouse gas intensity targets.

These forward-looking companies recognize that natural gas, efficiency, and renewable energy are far more profitable than retrofitting obsolete, highly polluting, coal-fired plants.

Berkshire Hathaway should not be a laggard in ways that create risk to shareholder value.

Therefore, please vote FOR this reasonable, forward-looking proposal.

. SHAREHOLDER PROPOSAL

Robert L. Berridge, ***FISMA & OMB Memorandum M-07-16*** owns in excess of 150 shares of Class B Common Stock and has given notice that a representative of his intends to present for action at the meeting the following proposal.

RESOLVED: That Berkshire Hathaway establish reasonable, quantitative goals for reduction of greenhouse gas and other air emissions at its energy-generating holdings; and that Berkshire publish a report to shareholders by September 30, 2013 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

Supporting Statement:

Berkshire Hathaway owns MidAmerican Energy Holdings, whose subsidiaries generate roughly 72.7% of their electricity by burning coal.

Electricity generation accounts for more carbon dioxide ("CO_2") emissions than any other sector – more than even transportation or industry. US fossil fuel-powered plants (like MidAmerican's) account for nearly 40% of domestic and 10% of global CO_2 pollution.

Independent economists and scientists concur that the cost of reducing greenhouse gas emissions in the near-term is far lower than the cost of mitigating greenhouse gas-caused damage over the long-haul.

Therefore, Berkshire shareholders are best served by taking proactive steps in regard to greenhouse gas emissions and impending regulation. This is important to independent shareowners. At the 2011 annual meeting, 26.8% of shareholder votes (that were not Berkshire boardmembers or top executives) ignored the Board's recommendation and instead voted FOR this same request for reasonable goals and thoughtful planning.

Some companies act as if it is beneficial to reap profits from coal-burning electricity plants while pushing the costs of pollution and the harm to public health onto society at large ("externalizing the costs"). But with Berkshire, the prospect of externalizing costs of its coal-burning subsidiaries risks the resultant damages being "internalized" onto itself – either by harming employees at the polluting plants, or through liability claims paid out by Berkshire insurance subsidiaries.

The US Environmental Protection Agency ("EPA") recently took steps under the Clean Air Act to require new or modified electricity-generating power plants to limit greenhouse gas emissions. They issued two significant new rules, which together set stringent limits on an array of harmful emissions from power-generating plants.

When both rules are fully in effect, Bernstein Research estimates that 15% of coal-fired power plants will be forced to close – unable to meet new safety standards – and others will require substantial investment just to remain viable.

Numerous peers to Berkshire's MidAmerican – including Calpine Corporation, Progress Energy, and Xcel Energy – have <u>already</u> established plans to replace their coal-fired power plants.

Other peers – including American Electric Power, Consolidated Edison, Duke Energy, Entergy, Exelon, and National Grid – have <u>already</u> set absolute targets for reducing greenhouse gas emissions.

Still other peers – such as CMS Energy, NiSource, Pinnacle West, and PSEG Power – have <u>already</u> set greenhouse gas intensity targets.

These forward-looking companies recognize that natural gas, efficiency, and renewable energy are far more profitable than retrofitting obsolete, highly polluting, coal-fired plants.

Berkshire Hathaway should not be a laggard in ways that create risk to shareholder value.

Therefore, please vote FOR this reasonable, forward-looking proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY FAVORS A VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

A proposal that was substantially identical to the current shareholder proposal was put forth by another shareholder two years ago. The Board of Directors reasons for recommending a vote against that proposal have not changed. The response provided by the Board of Directors in 2011 updated for certain changes in Berkshire's energy-generating holdings during the last two years follows.

The Board of Directors does not believe that establishing quantitative goals for the reduction of greenhouse gas and other air emissions at its energy-generating holdings and that publishing a report that includes plans to retrofit or retire existing coal-burning plants is a prudent exercise to undertake and recommends that our shareholders vote against this proposal. We recognize the importance of reducing greenhouse gas and other emissions to our shareholders and the future of Berkshire and its subsidiary companies. Our two regulated electric utilities have reduced greenhouse gases intensity by nearly 16% since 2000 in addition to reducing the intensity of emissions by approximately 54% for sulfur dioxide, 52% for nitrogen oxides and 31% for mercury. These reductions do not include the benefits of MidAmerican's recent investment through its non-utility renewables group in 1,419 megawatts of solar generating capacity (124.1 megawatts are currently in service) or 381 megawatts of wind generating capacity. Even without the additional non-utility renewable capacity, the MidAmerican utilities are the largest rate-regulated owners of renewable generation. However, establishing reduction goals at this time as environmental regulation and legislation remains uncertain would be contrary to the responsibilities of our rate-regulated utilities and to our customers whose utility bills could be dramatically affected.

4. SHAREHOLDER PROPOSAL

Emily S. Coward, ***FISMA & OMB Memorandum M-07-16*** owns 62 shares of Class A Common Stock and has given notice that a representative of hers intends to present for action at the meeting the following proposal.

Resolved that Berkshire – in response to strict new EPA regulations – establish quantitative goals for the reduction of greenhouse gas and other air emissions at its energy-generating holdings; and that Berkshire publish a report to shareholders by September 30, 2011 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

Discussion:

Most independent economists and scientists conclude that the cost of reducing greenhouse gas emissions now, is far lower than the costs of mitigating greenhouse gas-caused damage later.

In this regard, we believe that long-term Berkshire shareholders are best served by present action, and will be harmed by procrastination in regard to greenhouse gas emissions and impending regulation.

The electricity generation industry accounts for more carbon dioxide (CO_2) emissions than any other sector – even more than transportation or industry. U.S. fossil fuel-powered plants account for nearly 40% of domestic and 10% of Global CO_2 pollution. Berkshire Hathaway owns MidAmerican Energy Holdings, whose subsidiaries in 2008 generated approximately 73% of their electricity by burning coal.

Some narrowly-focused companies seem to believe it is beneficial to reap profits from coal-burning electricity while "externalizing" the costs of pollution and degraded public health onto society at large. But instead of "externalizing" costs, Berkshire risks "internalizing" the damage caused by its coal-burning holdings back onto itself – either harming its own companies and employees, or through liability claims paid out by our insurance businesses.

In 2010 the U.S. Environmental protection Agency ("EPA") took steps under the Clean Air Act to require new or modified electricity-generating power plants to obtain permits that limit greenhouse gas emissions. These requirements are scheduled to take effect in early 2011.

In 2010 the EPA issued a draft "Transport Rule" and will issue an "Air Toxics Rule" in 2011. These rules set significant limits on the emissions of sulfur dioxide, nitrogen oxide, mercury, and acid gases from power plants. Bernstein Research estimates that by 2015 (after both rules are in effect) 15% of coal-fired power plants will have been forced to close – unable to meet stringent new regulations – and that numerous others will require substantial investments in order to remain open.

Many utilities – including Xcel Energy, Calpine Corporation, and Progress Energy – already have established plans to replace coal-fired power plants, having seen that natural gas, efficiency, and renewable energy are far more cost-effective than retrofitting highly polluting coal-fired plants.

The Tennessee Valley Authority alone has announced plans to idle 1,000 MW of coal-generating capacity over the next five years, and to instead add:

– 1,900 MW of energy efficiency and distributed renewable resources

– 1,140 MW of nuclear generating capacity

– 1,000 MW of gas capacity

Peers of Berkshire's energy-generation holdings – including American Electric Power, Entergy, Duke Energy, Exelon, National Grid, and Consolidated Edison – have already set absolute targets for reducing greenhouse gas emissions.

Other peers – such as CMS Energy, PSEG Power, NiSource, and Pinnacle West – have set greenhouse gas intensity targets.

THE BOARD OF DIRECTORS FAVORS A VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors does not believe that establishing quantitative goals for the reduction of greenhouse gas and other air emissions at its energy-generating holdings and that publishing a report that includes plans to retrofit or retire existing coal-burning plants is a prudent exercise to undertake and recommends that our shareholders vote against this proposal. We recognize the importance of reducing greenhouse gas and other emissions to our shareholders and the future of Berkshire and its subsidiary companies. Our two regulated electric utilities have reduced greenhouse gases intensity by 11% over the last decade in addition to reducing the intensity of emissions by 40% for sulfur dioxide, 42% for nitrogen oxides, and 11% for mercury. However, establishing such reduction goals at this time as additional EPA regulation of greenhouse gases are being developed would be contrary to the responsibilities of our rate-regulated utilities and to our customers whose utility bills could be dramatically affected.

4. SHAREHOLDER PROPOSAL

Emily S. Coward, ***FISMA & OMB Memorandum M-07-16*** owns 62 shares of Class A Common Stock and has given notice that a representative of hers intends to present for action at the meeting the following proposal.

Resolved that Berkshire – in response to strict new EPA regulations – establish quantitative goals for the reduction of greenhouse gas and other air emissions at its energy-generating holdings; and that Berkshire publish a report to shareholders by September 30, 2011 (at reasonable cost and omitting proprietary information) on how it will achieve these goals – including plans to retrofit or retire existing coal-burning plants at Berkshire-held companies.

Discussion:

Most independent economists and scientists conclude that the cost of reducing greenhouse gas emissions now, is far lower than the costs of mitigating greenhouse gas-caused damage later.

In this regard, we believe that long-term Berkshire shareholders are best served by present action, and will be harmed by procrastination in regard to greenhouse gas emissions and impending regulation.

The electricity generation industry accounts for more carbon dioxide (CO_2) emissions than any other sector – even more than transportation or industry. U.S. fossil fuel-powered plants account for nearly 40% of domestic and 10% of Global CO_2 pollution. Berkshire Hathaway owns MidAmerican Energy Holdings, whose subsidiaries in 2008 generated approximately 73% of their electricity by burning coal.

Some narrowly-focused companies seem to believe it is beneficial to reap profits from coal-burning electricity while "externalizing" the costs of pollution and degraded public health onto society at large. But instead of "externalizing" costs, Berkshire risks "internalizing" the damage caused by its coal-burning